Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Nine	For the Years Ended December 31,
	Months 2006	Restated 2005	Restated 2004	Restated 2003	Restated 2002	Restated 2001
	(in millions)
Earnings
Income from continuing operations before income taxes	$1,547	$2,923	$3,710	$2,010	$4,854	$2,543
Less: Equity in net income/(loss)of affiliated companies	11	11	(2)	12	13	5
Fixed charges	5,741	6,642	6,764	7,395	8,246	9,610
Earnings before fixed charges	$7,277	$9,554	$10,476	$9,393	$13,087	$12,148

Fixed charges
Interest expense	$5,722	$6,616	$6,733	$7,361	$8,210	$9,574
Rents	19	26	31	34	36	36
Total fixed charges	$5,741	$6,642	$6,764	$7,395	$8,246	$9,610

Ratio of earnings to fixed charges	1.27	1.44	1.55	1.27	1.59	1.26

For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor). For additional information, see Note 12 of our Notes to the Financial Statements.